UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 3	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden Hours per response . . . . 0.5
(Print of Type Responses)
1. Name and Address of Reporting Person* Cypres Investments Holdings, L.P.			2. Date of Event Requiring Statement (Month/Day/Year) 3/23/2001	4. Issuer Name and Ticker or Trading Symbol Hispanic Express, Inc. (HXPR)
(Last) (First) (Middle) 5480 East Ferguson Drive			3. I.R.S Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Date/Year)
				____ Director ____ Officer (give title below)	X 10% Owner ___ Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line) __X_ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(Street) Commerce, CA 90022				____________________________
(City)	(State)	(Zip)	Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirec (I) (Instr. 5)		4. Nature of Indirect Benefical Ownership (Instr. 5)
Common Stock			723,182	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).						(Over) SEC 1473 (3-99)

FORM 3 (continued) Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date Month/Day/Year		3. TItle and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- ciable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations                                                /s/ Gary M. Cypres                                       April 3, 2001
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                                                                                                      **Signature of Reporting Person                          Date
                                                                                                                                                                                              Gary M. Cypres, President

Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient,                          G.M. Cypres & Co.., Inc., it general partner
           see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.							Page 2